Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Years Ended March 31,
	2006	2007	2008	2009	2010
Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	$98	$130	$775	$1,065	$1,171

Add: Fixed charges	192	229	248	191	162

Less: Minority interest in pre-tax loss of subsidiaries that have not incurred fixed charges	1	—	—	—	—

Total earnings available for fixed charges	$291	$359	$1,023	$1,256	$1,333

Fixed charges:

Interest expense(1)	$122	$153	$169	$130	$102
Interest portion of rental expense	70	76	79	61	60

Total fixed charges	$192	$229	$248	$191	$162

RATIOS OF EARNINGS TO FIXED CHARGES	1.52	1.57	4.13	6.58	8.23

Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness